中国石油天然气股份有限公司 PetroChina Company Limited

August 31, 2022

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
Form 20-F for Fiscal Year Ended December 31, 2020
Form 20-F for Fiscal Year Ended December 31, 2021
Response dated April 29, 2022
File No. 001-15006

Dear Sir/Madame,

I refer to the further comments set forth in the letter dated July 13, 2022 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the annual reports of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal years ended December 31, 2020 and 2021, respectively, as filed with the Commission, and the Company’s responses to the prior comments filed with the Commission on April 29, 2022. Set forth below are the Company’s responses to the comments in the Letter. The numbered paragraphs below correspond to the comments in the Letter, which have been retyped below in bold for your ease of reference. Our references to “PRC”, “China”, “Chinese” or “domestic” herein below are to “mainland China”, unless otherwise required by the context.

Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors, page 7

1. Your response to prior comment 1 states that you have presented the disclosures regarding the risks relating to being based in and having the majority of your operations in China among the first items in the Risk Factor section of your Form 20-F for 2021. However, it appears that these disclosures are presented throughout the Risk Factor section of your Form 20-F. Consistent with our prior comment, please further revise the manner in which you present risk factors, including those related to potential changes in the legal environment and regulatory requirements in China, the Chinese government as your controlling shareholder, the use of an auditor who is not inspected by the PCAOB, and the enforceability of securities law liabilities against your officers and directors.

Response:

The Company respectfully advises the Staff that in its future 20-Fs, the Company will present all China-related risks, including but not limited to the “Risks Related to Government Regulations”, among the first items in the Risk Factors section.

The Company also advises the Staff that in its 20-F for 2021, according to the prior comment 1, the Company has presented “Risks Related to Government Regulation” which is the primary China-related risk factor as the first item in the Risk Factors section and the Company has rearranged the risk factors under other titles in a descending order based on a comprehensive consideration of their significance, immediacy and relevance.

2. Your response to prior comment 2 appears to address the designation of the energy sector as a national security interest of The People’s Republic of China in the context of protecting the security of energy data. However, it appears that expanded disclosure should be provided regarding the designation of the energy sector as a national security interest more generally (i.e., the scenario where foreign investment is deemed to impact or potentially impact the national security of The People’s Republic of China). Your revised disclosure should explain the effect that this type of designation would have on your operations and ability to transfer capital out of China or enter into business transactions with non-Chinese parties along with the impact this would have on your ADSs.

Response:

The Company respectfully advises the Staff that in its future 20-Fs the Company would expand the disclosure under “Risks Related to Government Regulation” by adding the following discussion. The Company would insert such disclosure as paragraph (5) following paragraph (4) and change the current paragraph (5) to (6):

“Risks Related to Government Regulation

...............................

(5) National security concerns, foreign investment restrictions and other considerations: The Chinese regulations requiring national security review with regard to foreign investment in certain sectors or prohibiting or restricting foreign investment in certain businesses in China, are not applicable to us in light of our current situation. Nevertheless, we cannot assure you that those regulations will not be amended and/or become applicable to us in the future.

•

National security review of foreign investment: According to the Measures for Security Review of Foreign Investment (the “Security Review Measures”) promulgated by the PRC government on December 19, 2020 and came into effect on January 18, 2021, where a foreign investor intends to invest in a business in China and seeks to obtain actual control of the business, and that business falls into a key sector that may cause national security concerns as set forth in the Security Review Measures, such investment should be filed with the Office of Foreign Investment Security Review (the “Security Review Office”) for review. If the Security Review Office determines that, based on its review, such investment may have an impact on China’s national security, it may block the deal or grant a conditional approval. The Security Review Measures set forth a number of sectors where foreign investment with actual control is subject to security review, and the critical energy and resources sectors are among them. The Security Review Measures delegate the China Securities Regulatory Commission (“CSRC”) to formulate rules regarding security review of foreign investment through purchasing shares of listed companies through stock exchanges. As of the date of this annual report, CSRC has not proposed any such rules. With regard to our company, as CNPC owns the majority of our share capital, it is our controlling shareholder. All other holders of our A Shares and H Shares (including ADSs) owned less than 20% of our share capital in the aggregate, and our H Shares (including ADSs) accounted for approximately 11.53% of our total share capital. Therefore, at present, based on our shareholding structure, we believe that it is extremely remote that our foreign investors could acquire actual control over us by holding our shares (including ADSs), and trigger national security review. Nevertheless, we cannot assure you that the PRC government will not amend the Security Review Measures or promulgate new rules, including among other things, amending the conditions for triggering the security review. If the PRC government were to prohibit foreign persons from investing into our shares on the grounds of “national security concern”, we may have to take such actions including but not limited to buying back our H Shares (including ADSs) then issued and outstanding.

•

Foreign investment restrictions: According to the Special Management Measures for Foreign Investment Access (Negative List) (2021 Version) (the “Negative List”) currently in effect , where any PRC domestic company operating in a sector in which foreign investment is prohibited under the Negative List intends to offer its shares and become listed on a foreign stock exchange, such company shall file the proposed overseas offering and listing with and obtain the approvals from the competent PRC governmental authorities, and it shall procure that at any time from and after the closing of its overseas offering and listing, its foreign investors will not participate in its business operation or management and its foreign ownership will not exceed certain limits. None of our business falls under the Negative List. On the contrary, under the Catalogue of Sectors Encouraging Foreign Investment of 2020 and the draft 2022 version of the same catalogue, our oil and gas exploration and development business and certain petrochemical business fall into the sectors in which foreign investment is encouraged. Based on the foregoing, our business currently is not subject to foreign investment restrictions other than the national security review with regard to foreign investment in critical energy sector with actual control, as discussed above. If in the future the PRC government were to prohibit foreign investment in the sector in which we operate for any reason, we may face the following consequences pursuant to the Negative List: (i) any follow-on or new overseas share offering and/or listing contemplated by us will need further approval by the PRC governmental authorities, although we have already received all governmental approvals required for our initial offering and listing of our H Shares and ADSs back in 2000; (ii) our foreign investors will not be permitted to participate in our business operation or management, although it is the case that our current holders of our H Shares (including ADSs) are financial investors only, who are entitled to vote at the shareholders’ meetings but do not participate in our business operation or management; and (iii) the percentage of foreign ownership in our company will be subject to certain limits, that is, the number of shares held by foreign shareholder(s) individually may not exceed 10%, and collectively may not exceed 30%, of the total share capital of the company.

•

Effects on our daily operations, etc.: Although currently there are no specific restrictions imposed on our ordinary operations or our ability to legally transfer capital out of China or enter into normal business transactions with non-Chinese parties under any law or regulation on the grounds of “national security concerns” or foreign investment restrictions, we cannot assure you that the PRC government will not impose such type of restrictions on us in the future.

•

In addition to the above discussed national security and foreign investment concerns, if the PRC government in the future introduces other new rules, policies, regulations or any amendment to any existing rules, or exerts more oversight and controls, with respect to overseas offerings and listings by China-based companies and/or with respect to China-based issuers that are already listed, either generally or with regard to specific sectors, which results in our company being covered to any extent by any such new rules or regulatory measures, we cannot rule out the risk that it may have a material impact on our listing status, the liquidity and market prices of our securities. If in the future we intend to conduct a follow-on overseas offering or pursue a listing of shares on another overseas stock exchange, the proposed offering and listing may be hindered.

………………………”

Risks Related to Government Regulation, page 7

3. We note the revised disclosure provided regarding the Provisions on the Administration of Overseas Securities Offering and Listing of Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Provisions”). Please revise to broaden your disclosure regarding risks associated with the energy sector, including as it relates to the risks of new rules and regulations and potential limits on foreign ownership (i.e., where the business activities you conduct fall into a sector deemed to be a national security interest or a sector where foreign investment is otherwise prohibited). This disclosure should explain the impact this would have on your ability to conduct your business, accept foreign investments, or maintain your listing on a U.S. or other foreign exchange.

Response:

Please see our response to comment 2 above.

4. First paragraph: We note your response to prior comment 9. Although, as noted in your response, you do not use a variable interest entity structure, disclosure describing how cash is transferred through your organization should be provided. As noted in our prior comment, this disclosure should quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date. Please ensure that your revised disclosure addresses each element of prior comment 9. For example, while your response states that you have distributed dividends to your shareholders over 40 times and have not experienced any restrictions, your revised disclosure should include a description of any restrictions and limitations on your ability to distribute earnings, including with regard to your subsidiaries and U.S. investors.

Response:

The Company respectfully advises the Staff that the Company would add a risk factor disclosure in its future 20-Fs worded to the effect as follows:

“Cash and Asset Flows within Our Organization

As a company incorporated in China, we operate our business primarily through our branch companies and subsidiaries in China. We also operate our international business through our overseas subsidiaries. We hold our interests in our subsidiaries through shareholding. We do not operate our business through variable interest entities, or VIEs. The cash flows within our organization mainly consist of capital contributions, dividend distributions, loans and trade payables. For the information of our corporate structure, please refer to “Item 4 – Information on the Company.”

Since our shares were listed on HKSE and the NYSE in 2000, we have distributed dividends to our shareholders (including our ADS holders) twice a year. Distributions to overseas shareholders are subject to a PRC withholding tax at different rates. For non-resident enterprise shareholders, the PRC withholding tax rate is 10%; for natural person shareholders whose home jurisdictions (including Hong Kong and Macau) have tax agreements with China, the PRC withholding tax is withheld and paid at the rates provided in the applicable tax agreements; and for those natural person shareholders whose home jurisdictions do not have tax agreements with China, the PRC withholding tax is withheld and paid at a rate of 20%. Prior to paying dividends or other distributions to us, our subsidiaries will pay taxes in accordance with applicable tax laws and regulations of the PRC or the jurisdictions in which they operate. In 2021, we paid dividends of approximately RMB39,866 million in the aggregate to our shareholders for the second half of 2020 and the first half of 2021, which included approximately RMB3,868 million paid to the holders of our H Shares (including ADSs) after withholding and paying the PRC withholding tax of approximately RMB430 million. See “Item 5 — Operating and Financial Review and Prospects—Liquidity and Capital Resources” , “Item 8 — Financial Information — Dividend Policy”, “Item 10 — Additional Information — Taxation”, “Item 10 — Memorandum and Articles of Association — Dividends”, the financial statements and the notes thereto.

Although other financing means are available to us, our ability to pay dividends to our shareholders and to service our debt depends in part on the cash generated by our branch companies and the dividends paid to us by our subsidiaries. We and our PRC subsidiaries’ ability to distribute earnings are mainly subject to the following restrictions and limitations:

•

Accumulated profit: Under PRC laws and regulations, we and our PRC subsidiaries can pay dividends only out of accumulated profit as determined in accordance with the applicable accounting standards and regulations.

•

Statutory reserve fund: Under PRC laws and regulations, a PRC company is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund the statutory common reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. The statutory common reserve funds cannot be distributed as dividends, except as part of liquidation in the event of insolvency. In 2021, we allocated a total of RMB8,413 million to our statutory common reserve fund. See Note 31 to the financial statements for further details.

•

Capital requirements: To achieve our strategies and to meet our contractual or other obligations, we and our subsidiaries need to retain sufficient cash to satisfy the capital requirements. We and our subsidiaries are subject to the limits on distribution of dividends as provided in the articles of associations. For example, our Articles of Association provides that we can distribute dividends only if our net profit attributable to owners and the accumulated undistributed profit for a year are positive, and our cash flow can satisfy our normal operation and sustainable development.

•	Debt instrument restrictions: For the debts incurred by us or our subsidiaries, the instruments governing such debts may restrict our or our subsidiaries’ ability to pay dividends.

•

Foreign exchange regulation: Cash transfers from China to outside of China are subject to foreign exchange regulations by the PRC government. Shortages in the availability of foreign currency may temporarily delay our ability to remit sufficient foreign currency to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations. Remittance of dividends by us out of China is also subject to the examination by the financial institutions engaging in foreign exchange settlement as approved by the State Administration of Foreign Exchange (“the SAFE”), and the SAFE may also exert its supervision and inspection relating to our remittance of dividends out of China. Although we have not experienced any delay in distribution of dividends to our overseas investors in the past due to any issues in relation to foreign exchange regulation or shortage in foreign currency, we cannot rule out the possibility of the occurrence of such delay in the future. See “Item 3 – Risks Related to Pricing and Foreign Exchange”.

In 2021, the cash transfers between us and our subsidiaries mainly consisted of the following:

•	Transfer from us to our subsidiaries

•	Contributed capital of approximately RMB2,267 million;

•	Granted loans of approximately RMB183 million; and

•	Repaid loans of approximately RMB46,724 million

•	Transfer from our subsidiaries to us

•	Paid dividends of approximately RMB4,662 million;

•	Repaid loans of approximately RMB688 million; and

•	Granted loans of approximately RMB45,845 million

The figures listed above with regard to our subsidiaries include both our domestic and overseas subsidiaries. In addition, we are a group company with integrated upstream and downstream businesses. We and our subsidiaries work closely in the normal operations by supplying products and services to each other and settling the payments on an arm’s length basis, all of which are performed pursuant to the relevant regulation.

See “Item 4 — Information on the Company — Regulatory Matters — Taxes, Fees and Royalties”, “Item 10 — Additional Information — Taxation” and financial statements and notes thereto for more information about relevant taxes.”

4. Second paragraph: In addition to the above, please expand the disclosure on pages 15-16 of your Form 20-F to better explain how the requirements of the Chinese government with respect to foreign exchange transactions may affect your ability to fund your operations outside of China. Your revised disclosure should be specific with regard to the effect of restrictions that could be imposed on your international businesses related to foreign exchange transactions, especially if you do not hold sufficient amounts of currencies other than the Renminbi. In addition, as most of your revenues are received in Renminbi, clarify the extent to which your ability to meet your financial obligations denominated in other currencies may be constrained.

Response:

The Company respectfully advises the Staff that in its future 20-Fs the Company would expand the disclosure as follows:

“Risks Related to Pricing and Foreign Exchange

..............................

Currently, the Renminbi is not a freely convertible currency. Conversion and remittance of foreign currencies out of China are subject to the supervision of the PRC government’s foreign exchange administrative agencies, through filings and/or approval requirements. We receive and maintain a portion of cash and cash equivalents in foreign currencies as part of our international business. We receive most of our revenue in Renminbi. We convert Renminbi into foreign currencies from time to time to meet our foreign currency obligations, including repayment of foreign currency-denominated debt, payment of overseas capital expenditures and equity investments, import of oil, gas, equipment and materials, and payment of dividends declared with respect to the H Shares and ADSs. Although we have not been denied any application for converting foreign currency for use in our outbound investments, international trade and distribution of dividends, etc., the PRC government’s regulation on foreign exchange may influence our international strategies, and/or prolong, delay or otherwise impose restrictions on our international business, and may also result in an increase of our financing costs in certain circumstances. For example, unlike our competitors located in countries where foreign exchange is not regulated, we must consider foreign exchange implications when making and pursuing our international business strategies. Where we expect to encounter difficulties in obtaining sufficient foreign currency to support certain international strategies, we may have to choose not to pursue those plans. Pursuant to the PRC’s foreign exchange rules currently in effect, in most circumstances, the entities of our company incorporated in China cannot directly use their receipts in foreign currencies to satisfy their payment obligations in foreign currencies. Instead, they are required to convert their receipts in foreign currencies into Renminbi. As a result, they have to apply for and purchase foreign exchange when they have a need for funds in foreign currencies. We are prohibited from obtaining overseas financing through debt offerings or loan facilities, or providing guarantees for overseas debts, without the approval of and/or registration with the relevant PRC government authorities. Consequently, we may not be able to make use of certain low-cost sources of funds which may be available to non-PRC companies. We are required to obtain approvals from and/or register with the relevant PRC government authorities, and make filings with the foreign exchange authorities before we can conduct and/or finance our overseas direct investment projects. Therefore, we may not be able to take advantage of international business opportunities if we do not hold, or cannot obtain in a timely fashion, sufficient foreign currency.

..............................”

5. We note your revised disclosure regarding potential changes in the legal environment and regulatory requirements in the countries in which you operate. However, it does not appear that you specifically refer to actions that the Chinese government could take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Please revise to provide this type of disclosure.

Response:

The Company respectfully advises the Staff that in its future 20-Fs the Company would expand such discussions under “Risks related to Government Regulations” (see the new paragraph (5) under Comment 2).

Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public Company Accounting Oversight Board, page 19

6. We note the disclosure stating that you could be on the list of issuers identified by the Commission as subject to the Holding Foreign Companies Accountable Act (“HFCAA”). Please revise to state that you have been included in the list of issuers identified under the HFCAA. In addition, within your filing, provide more prominent disclosure regarding your identification as an issuer on this list.

Response:

The Company respectfully advises the Staff that in its future 20-F the Company will update the discussion of facts in this risk factor including but not limited to the fact that in May 2022, the Company has been included in the list of issuers identified under the HFCAA, and such disclosure will be presented among the first items.

7. The revised disclosure provided in response to prior comment 13 states that because the PCAOB is unable to assess the compliance of your independent registered public accounting firm according to applicable U.S. laws and professional standards, investors may lose confidence in your financial statements and reports “to a certain extent.” As it is not clear what factors would limit the loss of investor confidence in your financial statements and reporting in this circumstance, please remove the statement regarding the extent to which investors could be affected.

Response:

The Company respectfully advises the Staff that the Company will remove the wording “to a certain extent” from this risk factor in its future 20-Fs.

Information on the Company

Exploration and Production

Oil-and-Gas Properties, page 32

8. Please expand the disclosure of your productive wells, developed acreage, and undeveloped acreage to present the gross and the net figures for each of these items. To the extent that the figures for the gross and the net number of wells and the acreage amounts are identical, expand your disclosure to clarify and explain why the figures represent both your net and gross wells and acreage to comply with Items 1208(a) and (b) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the figures disclosed in its Form 20-F for 2021 represented the net numbers, as indicated by the leading sentence above the table. In its future 20-Fs the Company will add the gross numbers as illustrated below for 2021. The gross and net numbers are the same in a given oil and gas region where the Company does not operate in partnership with others.

“The following table sets forth the gross and net productive crude oil and natural gas wells and acreage we owned an interest as of December 31, 2021.

Oil and Gas Region (3)					Acreage (1) (Thousand acres)
	Productive Wells (1)				Developed				Undeveloped
	Crude Oil		Natural Gas		Crude Oil		Natural Gas		Crude Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Daqing	77,602	77,085	636	636	1,370.97	1,361.84	190.25	190.25	478.04	478.04	323.37	323.37
Changqing	68,494	68,494	23,447	22,979	2,005.33	2,005.33	8,031.78	7,871.47	958.12	958.12	2,700.18	2,510.27
Xinjiang	35,759	34,559	303	303	487.68	471.31	65.55	65.55	210.86	210.86	24.84	24.84
Tarim	1,636	1,636	834	816	379.78	379.78	311.26	304.54	395.25	395.25	277.14	277.14
Other Regions in China (2)	78,849	75,852	15,451	14,829	1,576.94	1,517.00	2,097.59	2,013.15	699.64	699.64	1,947.50	1,912.02
Overseas Total	10,515	8,185.4	585	227.3	495.79	288.08	89.25	38.64	48.51	23.60	20.91	10.68
Total	272,855	265,811.4	41,256	39,790.3	6,316.49	6,023.34	10,785.68	10,483.60	2,790.42	2,765.51	5,293.94	5,058.32

(1)	Includes all wells and acreage in which we have an interest.
(2)	Represents the Liaohe, Jilin, Huabei, Dagang, Southwestern, Tuha, Qinghai, Jidong, Yumen, Zhejiang, Southern and other oil regions.
(3)	The gross and the net number of wells and amounts of acreage in the oil regions in which we operate solely and not in partnership with any other party are the same.”

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited) Standardized Measure of Discounted Future Net Cash Flows, page F-76

9. Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021, 2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.

Response:

The Company respectfully advises the Staff that in compliance with the requirement of FASB ASC 932-235-50-36, the existing presentation of the standardized measure of cash flows of the Company has already taken into account the estimated abandonment costs for the proved properties. Nevertheless, for the avoidance of doubt, the Company will add a statement to the corresponding section in its future 20-Fs that the future cash flows of the Company presented in that 20-F have already taken into account the estimated abandonment costs for the proved properties.

Exhibit Number 15.4 Reserves Report for the Year Ended December 31, 2021 Prepared by GLJ Petroleum Consultants, page 119

10. The reserve report disclosure, under the section entitled “Independent Petroleum Consultant’s Consent,” includes a statement indicating the revenue projections presented in the report are based in part on forecasts of market prices, currency exchange rates, inflation, and market demand. Rule 4-10(a)(22)(v) requires the estimates of proved reserves to be determined using existing economic conditions, excluding escalations based upon future conditions. If the estimates, including estimates of the quantities and associated values presented in Exhibit 15.4, do not fulfill the requirements under Rule 4- 10(a)(22)(v) of Regulation S-X, please revise the report as necessary. If the estimates were prepared using existing economic conditions, obtain and file a revised report to remove language to the contrary.

Response:

The Company respectfully advises the Staff that the revenue projections presented in the report of GLJ Petroleum Consultants (“GLJ”) were based on existing economic conditions. GLJ has provided a revised report which is attached as an exhibit to this letter. Please see the last paragraph on page 5 of the report.

**********

Please do not hesitate to contact me or Mr. WEI Fang (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390) if you have additional questions or require additional information.

Very truly yours,

/s/ WANG Hua
Name: WANG Hua
Title: CFO and Secretary to Board of Directors

Cc: By email

WEI Fang
Authorized Representative
PetroChina Co., Ltd.

Kyungwon (Won) Lee
Partner
Shearman & Sterling LLP

Page: 1 of 17

Exhibit 15.4

PETROCHINA CANADA LTD.

RESERVES ASSESSMENT AND

EVALUATION OF

CANADIAN OIL AND GAS PROPERTIES

ABBREVIATED SEC RESERVES REPORT

Effective December 31, 2021

Page: 2 of 17

SEC ABBREVIATED RESERVES REPORT

January 21, 2022 Projects 1213053

Mr. Zhaowen Li PetroChina Canada Ltd. 2700, 707 – 5th Street S.W. Calgary, Alberta T2P 1V8

Dear Sir:
Re: PetroChina Canada and
CNPC International (Canada) Ltd.
Corporate Evaluation (SEC)
Effective December 31, 2021

GLJ Ltd. (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of PetroChina Canada Ltd. and CNPC International (Canada) Ltd. (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2021. The preparation date of this report is January 21, 2022.

Properties included in this evaluation are:

•	PetroChina Canada Ltd. Properties

•	Duvernay Properties (Kaybob Duvernay, Willesden Green Duvernay)

•	Groundbirch Joint Venture

•	CNPC International (Canada) Properties:

•	Lone Rock (Sask)

Please note that the reserves information provided herein represents a consolidated report of the Company’s reserves. For further details, please refer to the following report tables and discussion.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the United States Securities and Exchange Commission (SEC) Reg. S-X definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided herein have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines; all future capital and operating costs using 2021 cost estimates and are unescalated. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements, for inclusion as an exhibit in a filing made to the SEC. It should be noted that all values contained herein are in Canadian dollars. In preparation of the reserves and values contained herein, GLJ utilized industry best practices as outlined in SPE-PRMS and COGEH. It is our opinion that the assumptions, data, methods and procedures utilized in preparation of this report are appropriate for the purposes of the report. In addition, GLJ used all methods and procedures considered necessary to properly evaluate the reserves contained herein.

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 | tel 403-266-9500 | gljpc.com

It was GLJ’s primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of each Company individually and in aggregate. Accordingly, it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

Please refer to the following tables, forecasts and evaluation procedures as enclosed in the following report. It should be noted, GLJ has only evaluated a sub-set of the Company’s total proved reserves as detailed above, accounting for approximately 0.45% of PetroChina Company Ltd’s reserves portfolio.

While government regulations in the oil and gas industry are often subject to change, GLJ is not aware of any such governmental actions (provincially or federally) which would restrict the recovery of the Company’s December 31, 2021 estimated reserves.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ LTD.

/s/ Trisha S. MacDonald, P. Eng.
Trisha S. MacDonald, P. Eng.
Senior Manager, Engineering

TSM/
Attachments

Page: 5 of 17

INDEPENDENT PETROLEUM CONSULTANTS’ CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of PetroChina Canada Ltd.’s and CNPC International (Canada) Ltd.’s (jointly referred to as the “Company”) Canadian oil and gas properties and hereby gives consent to the use of their name and to the said estimates. The effective date of the evaluation is December 31, 2021.

In the course of the evaluation, the Company provided GLJ Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook and SPE-PRMS to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Ltd.’s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based on existing economic conditions, market prices and operating conditions as of the effective date of evaluation and excludes any inflation or escalation of price. Currency exchange rates, market demand and government policy are subject to many uncertainties and may, in future, differ materially from the estimates contained herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ LTD.

Signature:
Date: January 21, 2022

PERMIT NUMBER: P 2066
The Association of Professional Engineers and Geoscientists of Alberta
APEGA ID#71444

Page: 6 of 17

INTRODUCTION

GLJ (GLJ) was commissioned by PetroChina Canada Ltd. and CNPC International (Canada) Ltd. (jointly referred to as the “Company”) to prepare an independent evaluation of their oil and gas reserves effective December 31, 2021.

The evaluation was initiated in September 2021 and completed by January 2022. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately September 30, 2021. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 31, 2021. In certain instances, the Company also provided recent engineering, geological and other information up to December 31, 2021. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook, which are considered to be generally consistent with those outlined in SPE-PRMS. The reserves definitions used in preparing this report (included herein under “Reserves Definitions”) are those contained in the SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018).

The evaluation was conducted on the basis of the average of the first day posted prices in each of the 12 months of the Company’s fiscal year as summarized in the Product Price and Market Forecasts section of this report, consistent with the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines.

A summary of average realized prices used in the evaluation (volume weighted prices), after quality and location adjustments, by product, are illustrated in the following table:

Product	Volume Weighted Average Price after deductions
Shale Gas	$3.82/mcf
Oil	$58.99/bbl
Field Condensate	$83.66/bbl
Condensate	$71.03/bbl
Butane	$44.07/bbl
Propane	$41.43/bbl
Ethane	$6.74/bbl

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All commodity prices are based on the Company’s historical received pricing and are forecast using constant (unescalated) differentials for quality and location, from the appropriate pricing benchmark as illustrated in the Product price and Market Forecasts section of this report. Of note, the average forecast pricing is the result of a combination of properties; the average prices illustrated in the economic forecasts fluctuates due to volumes and prices as at each property, and the impact of the offsets on each price at each location (quality and location offsets).

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

•

provisions for the abandonment and reclamation of all of the Company’s existing and future wells, to which reserves or resources have been included within this evaluation, to a standard imposed by applicable government or regulatory authorities have been included; all other abandonment and reclamation costs have not been included; it is noted that the exclusion of abandonment and reclamation costs for existing wells without reserves is consistent with disclosure requirements within NI 51-101,

•

per existing regulation as of the effective date, carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations, have been included. Proposed carbon tax regulation is not included. Carbon taxes have been included as operating costs considering historical carbon tax payments and forecast carbon tax estimates provided by the Company.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the “Evaluation Procedure” section.

The preparation of an evaluation requires the use of judgment in applying the standards and definitions contained in SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018). GLJ has applied those standards and definitions based on its experience and knowledge of industry practice. While GLJ believes that the reserves data set forth in this evaluation have, in all material respects, been determined and are in accordance with these guidelines, because the application of the standards and definitions contained in the SPE-PRMS and SEC Reserves Definitions require the use of judgment there is no assurance that the applicable securities regulator(s) will not take a different view as to some of the determinations in the evaluation.

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EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

AFTER TAX ANALYSIS

ECONOMIC PARAMETERS

OIL EQUIVALENT OR GAS EQUIVALENT

LIST OF ABBREVIATIONS

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EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Ltd. in conducting the evaluation of the Company’s oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook which is generally in keeping with SEC guidelines.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ’s attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ’s reports, “Company Interest” reserves, resources and values refer to the sum of royalty interest* and working interest reserves and resources before deduction of royalty burdens payable. “Working Interest” reserves and resources equate to those reserves and resources that are referred to as “Company Gross”.

*	Royalty interest reserves and resources include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis for the period November 1, 2020 to July 31, 2021 for the Duvernay assets (Kaybob and Willesden Green), December 1, 2020 to June 30, 2021 for the Groundbirch JV asset and October 1, 2020 to May 31, 2021 for the Lone Rock (Sask) assets. In some circumstances this information was also provided on a cost centre basis to address major resources entities that are a subset of a Company property. The Company has also provided historical accounting data by property for 2015 to 2020.

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PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator’s plans for development drilling and to reserves, resources and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves and resources was estimated with consideration given to the following:

•	proximity to existing facilities

•	plans of the operator

•	economics

GLJ used industry best practices as outlined in COGEH and SPE-PRMS to establish estimates of technical recoverable reserves. As mentioned in the preceding sections, guidelines contained in COGEH and SPE-PRMS are generally consistent with each other; Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines.

Key methodologies used in this evaluation include performance-based analyses including decline curve analysis, development of type curves, pressure-transient and rate-transient analysis generally coupled with geological, geo-mechanical (unconventional reservoirs), petrophysical and volumetric analysis where applicable, with consideration to producing conditions and analogy to offset wells. An important consideration to the estimation of producing reserves is the proper establishment of flow regime for conventional (depletion drive) and unconventional reservoirs (expansion drive).

For producing wells, GLJ used a combination of decline curve analysis from existing rates (as of the effective date of the evaluation), extrapolated to expected final rates as estimated by technical lift calculations and economic cutoff.

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

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Current Capital

Following the Federal Accelerated Investment Incentive changes, capital is written off at the following depreciation rates:

Capital Classification	2020-2023	2024-2027	2028
Canadian Oil and Gas Property Expense (COGPE)	15	12.5	10
Canadian Development Expense (CDE)	45	37.5	30
Capital Cost Allowance: (CCA)
Class 41	37.5	25	12.5

Tax Pools

The following tax pools as of the effective date were included in the income tax calculations for the reserves properties:

PetroChina Canada Ltd. Assets:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	1,652,319
Canadian Exploration Expense (CEE)	100	39,537
Non-Capital Losses	100	1,857,837
Canadian Development Expense (CDE)	30	1,625,598
Capital Cost Allowance: (CCA)
Class 1	10	7,473
Class 8	20	13,357
Class 12	100	3,266
Class 13	10	220
Class 14.1	5	3,786
Class 17	8	1,597
Class 41	25	2,227,275
Class 42	12	156
Class 49	8	138,679
Class 50	55	5,319
Scientific Research and Experimental
Development (SRED)	100	6,093

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CNPC International Asset:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	2,442
Canadian Exploration Expense (CEE)	100	340
Canadian Development Expense (CDE)	30	27,667
Non-Capital Loss	100	58,662
Capital Cost Allowance: (CCA)
Class 1	10	458
Class 8	20	126
Class 10	30	6
Class 12	100	360
Class 41	25	1,450
Class 46	30	0.4
Class 50	55	23

Tax Rates

Federal income tax calculations incorporate income tax rates as follows:

Year	Federal Income Tax Rate
2022+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

PetroChina Canada Ltd. Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2022+	8.00%	81.88%	12.00%	18.12%	12.00%	0%	8.72%

CNPC International Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2022+	8.00%	0.00%	12.00%	0.00	12.00%	100%	12.00%

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ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)	The effective date is December 31, 2021.

b)	Operating and capital costs, including maintenance capital, were estimated in 2021 dollars and are unescalated as summarized in the Product Price and Market Forecasts section of this report.

c)	Operating costs have been included for active and inactive wells in active properties; operating costs for inactive properties are excluded.

d)

Economic forecasts were prepared for each property on a before income tax basis. After tax analysis was conducted for each property individually. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2021, on a mid-calendar-year basis.

e)	Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f)	Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations.

g)	Mineral taxes on freehold interests were included.

h)	The Saskatchewan Resource Surcharge was included.

i)	Field level overhead charges have been included; recovery of overhead expenses has not been included.

j)	The Company’s office G&A costs have not been included.

k)

Provisions for the abandonment and reclamation of all of the Company’s existing and future wells, to which reserves or resources have been included within this evaluation, to a standard imposed by applicable government or regulatory authorities have been included. All other abandonment and reclamation costs have not been included. It is noted that the exclusion of abandonment and reclamation costs for existing wells without reserves is consistent with disclosure requirements within NI 51-101.

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l)

per existing regulation as of the effective date, carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations, have been included. Proposed carbon tax regulation is not included. Carbon taxes have been included as operating costs considering historical carbon tax payments and forecast carbon tax estimates provided by the Company.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

LIST OF ABBREVIATIONS

AOF	absolute open flow
bbl	barrels
Bcf	billion cubic feet of gas at standard conditions
BIIP	bitumen initially-in-place
boe	barrel of oil equivalent, in this evaluation determined using 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur
bopd	barrels of oil per day
Btu	British thermal units
bwpd	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GIIP	gas initially-in-place
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
Mbbl	thousand barrels
Mboe	thousand boe
Mcf	thousand cubic feet of gas at standard conditions
Mcfe	thousand cubic feet of gas equivalent
Mlt	thousand long tons
M$	thousand dollars
MM$	million dollars
MMbbl	million barrels
MMboe	million boe
MMBtu	million British thermal units
MMcf	million cubic feet of gas at standard conditions

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MRL	maximum rate limitation
Mstb	thousand stock tank barrels
MMstb	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OIIP	oil initially-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
PIIP	petroleum initially-in-place
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
scf	standard cubic feet
sge	sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 Mcfe; 0 for sulphur
stb	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

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CERTIFICATION OF QUALIFICATION

I, Trisha S. MacDonald, Professional Engineer, 1920, 401 – 9th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an employee of GLJ Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of PetroChina Canada Ltd. and CNPC International (Canada) Ltd.’s (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2021.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Oil and Gas Engineering in 2004; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of sixteen years of experience in engineering studies relating to oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

January 21, 2022

ID# 72500

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Table 1

Company:	PetroChina Canada Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	After Tax Analysis (SEC)	Pricing:	SEC 2021-Dec-31 Posted (12 Month Avg.)
		Effective Date:	December 31, 2021

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved Non-Producing	Total Proved
MARKETABLE RESERVES
Heavy Oil (Mbbl)
Total Company Interest	8.8	0.0	0.0	0.0	8.8
Working Interest	8.8	0.0	0.0	0.0	8.8
Net After Royalty	8.2	0.0	0.0	0.0	8.2
Shale Gas (MMcf)
Total Company Interest	184,400	27,519	162,983	190,502	374,902
Working Interest	184,400	27,519	162,983	190,502	374,902
Net After Royalty	161,989	21,606	148,329	169,935	331,924
Total Sales Gas (MMcf)
Total Company Interest	184,400	27,519	162,983	190,502	374,902
Working Interest	184,400	27,519	162,983	190,502	374,902
Net After Royalty	161,989	21,606	148,329	169,935	331,924
Natural Gas Liquids (Mbbl)
Total Company Interest	10,348	276	22,758	23,034	33,382
Working Interest	10,348	276	22,758	23,034	33,382
Net After Royalty	7,909	225	20,352	20,576	28,485
Oil Equivalent (Mboe)
Total Company Interest	41,090	4,862	49,922	54,784	95,875
Working Interest	41,090	4,862	49,922	54,784	95,875
Net After Royalty	34,915	3,826	45,073	48,899	83,814
BEFORE TAX PRESENT VALUE (M$)
0%	677,797	39,706	1,211,910	1,251,617	1,929,414
5%	550,601	26,751	772,836	799,587	1,350,188
8%	493,985	22,273	608,459	630,732	1,124,717
10%	462,217	20,016	524,181	544,197	1,006,414
12%	434,329	18,160	454,795	472,954	907,284
15%	398,463	15,919	371,788	387,707	786,170
20%	350,881	13,151	272,397	285,548	636,429
AFTER TAX PRESENT VALUE (M$)
0%	677,805	33,748	1,200,814	1,234,562	1,912,367
5%	550,604	24,303	767,327	791,630	1,342,234
8%	493,986	20,784	604,680	625,464	1,119,450
10%	462,218	18,932	521,202	540,134	1,002,353
12%	434,330	17,364	452,424	469,788	904,118
15%	398,463	15,410	370,080	385,491	783,954
20%	350,881	12,901	271,376	284,276	635,157

BOE Factors:	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

1223257	Class (PDP,PDNP,PUD,B,TP), SEC 2021-Dec-31 Posted (12 Month Avg.), psum